Filed by Input/Output, Inc. pursuant to Rule 425
Under the Securities Act of 1933
Filing Person: Input/Output, Inc.
Commission File No.: 1-12691

     On June 8, 2004, Input/Output, Inc. issued a press release announcing the pricing of its underwritten public offering of common stock. The text of the press release is as follows:

Input/Output Announces Pricing of Offering of 20,209,631 Shares of Common Stock

Tuesday, June 8, 2004 7:37 p.m. EDT

HOUSTON, June 8 /PRNewswire-FirstCall/ — Input/Output, Inc. (NYSE: IO) announced today that the public offering price of the pending sale of 20,209,631 shares of its common stock has been set at $7.00 per share. Of the shares to be sold in the offering, 20,000,000 shares will be sold by I/O and 209,631 shares will be sold by certain selling stockholders, none of whom are I/O directors, officers, employees or their affiliates. I/O will not receive any proceeds from the sale of stock by the selling stockholders. In connection with the offering, I/O has granted the underwriters an option to purchase up to an additional 3,031,445 shares of common stock to cover over-allotments, if any.

The Company plans to use all the net proceeds from the sale of its shares of common stock to pay a portion of the purchase price for the acquisition of GX Technology Corporation (“GXT”). I/O expects to complete the GXT acquisition concurrently with the completion of the offering. Completion of the offering is conditioned upon the completion of the GXT acquisition.

ADDITIONAL INFORMATION

The offering is expected to close on or about June 14, 2004. Morgan Stanley & Co. Incorporated is acting as book-running manager for the common stock offering and the co-managers are Johnson Rice & Company, L.L.C. and Sanders Morris Harris Inc. Copies of the final common stock offering prospectus may be obtained from Morgan Stanley & Co. Incorporated, Attention: Prospectus Department, 1585 Broadway, New York, NY 10036.

THE COMPANY

Input/Output, Inc. is a leading provider of seismic imaging technology used by oil and gas companies and seismic contractors for exploration, appraisal, development and reservoir monitoring in both land and marine environments.

FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements concerning the company’s proposed offering and its proposed acquisition of GX Technology Corporation. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. The terms of, and the company’s ability to complete, the proposed offering and the proposed acquisition will depend upon prevailing market conditions and other factors.

This release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the company’s common stock in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. The offering of these securities is made only by means of a prospectus.

POTENTIAL INVESTORS ARE URGED TO READ THE COMPANY’S PROSPECTUS DATED JUNE 8, 2004 TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, TOGETHER WITH THE INFORMATION INCORPORATED BY REFERENCE THEREIN AND THE DOCUMENTS REFERRED TO THEREIN, IN THEIR ENTIRETY. POTENTIAL INVESTORS MAY OBTAIN, WITHOUT CHARGE, COPIES OF THE REGISTRATION STATEMENT THROUGH THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV OR BY DIRECTING A REQUEST TO INPUT/OUTPUT, INC., ATTENTION: CORPORATE SECRETARY, 12300 PARC CREST DRIVE, STAFFORD, TEXAS 77477.